AUG-23-2007 14:46 FROM: TO:12036629771 P.2

Rec'd 11/27/07



CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Corbin Drive, Suite B
(No. and Street)

Darien, (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Schiff 203-662-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

Los Angeles, CA

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

Shaun Timothy Shanley
Notary Public, Connecticut
My Commission Expires Oct. 31, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PART I

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

I have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc as of June 30, 2007 and related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Euro Pacific Capital, Inc as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 11 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
July 16, 2007

EURO PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash in bank	$	767,733
Broker clearing account		102,117
Escrow account: Perth Mint		27,323
Escrow account: Pershing		264,252
Commissions receivable		357,339
Prepaid expenses and other assets		62,567
Property and Equipment, at cost, net of accumulated depreciation of $195,180		67,355
Deposits		14,438
TOTAL ASSETS	$	1,663,124

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	668,121
Due to clearing broker		264,252
Client purchase deposits		20,250
Pension contribution payable		47,227
TOTAL LIABILITIES		999,850
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 510 shares		200,510
Additional paid-in capital		121,424
Retained earnings		461,339
Less cost of common stock held in treasury		(120,000)
TOTAL STOCKHOLDER'S EQUITY		663,274
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,663,124

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2007

REVENUES	
Brokerage revenue	$ 9,176,772
Perth Mint Trading	210,876
Other revenue	14,099
Settlement - lawsuit	175,000
Gain on sale of asset	308,036
Interest and dividends	9,616
TOTAL REVENUE	9,894,399
OPERATING EXPENSES (SEE SCHEDULE)	9,776,319
OPERATING INCOME	118,080
NET INCOME BEFORE INCOME TAX	118,080
PROVISION FOR INCOME TAXES	51,297
NET INCOME	$ 66,783

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	66,783
Depreciation and amortization		70,051
Changes in operating assets and liabilities:		
Deposit in escrow account		(1,518)
Deposit in escrow account - Pershing		(264,252)
Commissions receivable		(307,833)
Prepaid expenses		10,281
Accrued expenses		281,204
Client purchase deposits		(200)
Due to clearing broker		264,252
Pension contributions payable		7,217
Corporate taxes payable		(74,360)
NET CASH PROVIDED BY OPERATING ACTIVITIES		51,625
CASH FLOW FOR INVESTING ACTIVITIES		
Purchase of furniture, fixtures and equipment		(54,088)
Assets retired - net of accumulated depreciation		298,132
CASH FLOW FOR INVESTING ACTIVITIES		244,044
CASH FLOW FOR FINANCING ACTIVITIES		0
NET CASH DECREASE		295,669
CASH: BEGINNING OF YEAR		472,064
CASH: END OF YEAR	$	767,733
SUPPLEMENTAL DATE:		
Interest paid	$	4,140
Income taxes paid	$	51,297

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Shares Issued		Capital Stock		Additional Paid-In Capital		Treasury Stock		Retained Earnings		Total Stockholder's Equity
Balance, June 30, 2006	610	$	200,510	$	121,425	$	(120,000)	$	394,556	$	596,491
Capital contribution											0
Net income									66,783		66,783
Balance, June 30, 2007	610	$	200,510	$	121,425	$	(120,000)	$	461,339	$	663,274

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Euro Pacific Capital, Inc. (the Company), a California corporation has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) and the National Association of Securities Dealers, Inc.

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities.
The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than noted in footnote 9. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Revenue Recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Translation of Foreign Currencies - Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows - For purposes of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $27,323 has been segregated in an escrow account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Commission. In addition, another $264,252 has been placed in an escrow account for the benefit of the firm's clearing broker to cover a trading error due to the clearing broker at June 30, 2007.

NOTE 3 - FIXED ASSETS

Fixed Assets consist of the following:

Furniture and Fixtures	$ 79,941
Computers	119,695
Auto	62,899
Total	$ 262,535
Less: accumulated depreciation	(195,180)
Net Fixed Assets	$ 67,355

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is required to maintain a minimum net capital as defined of $100,000. See page 9 for the net capital computation.

NOTE 5 - INCOME TAXES

The Company's fiscal year ends June 30, 2007. The provision for income taxes for the year consists of the following:

Prior Year Taxes	$ 10,110
Federal	38,075
State	3,112
	$ 51,297

NOTE 6 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified plan under IRC section 401a, covering substantially all of its employees. Employees are eligible to participate upon completion of one year and 1000 hours of service within a 12 month period and have attained a minimum age of 18. The Company may make employer contributions to the plan without regard to its net profits for such year as the board may determine in its sole discretion. The employer contribution vests with the employee 100% after 6 years of employment completion, where a 1,000 or more hours of service are completed in each year.

EURO PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	663,274
Nonallowable assets		(144,360)
Excess fidelity bond deductible		(5,000)
NET CAPITAL	$	513,914
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	66,690
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
EXCESS CAPITAL	$	413,914
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	413,929
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	999,850
Aggregate indebtedness to net capital		2

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	509,117
Audit adjustments:		
Change in non-allowable assets		1,528
Change to equity per financial statements		3,269
Other adjustments		
Net capital, per audited financial statements	$	513,914

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2007

NON-ALLOWABLE ASSETS

Prepaid expenses and other assets	$	62,568
Property and Equipment, at cost, net of accumulated depreciation of $195,180		67,354
Deposits		14,438
TOTAL	$	144,360

See Accompanying Notes to Financial Statements

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended June 30, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
July 16, 2007

END